UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TCG BDC II, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Linda Pace
TCG BDC II, Inc.
One Vanderbilt Avenue, Suite 3400
New York, New York 10017
(212) 813-4900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Richard Horowitz, Esq.
Jonathan Gaines, Esq.
1095 Avenue of the Americas
New York, New York 10036
(212) 698-3525
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D of Schedule TO, a filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

TCG BDC II, Inc.

For Immediate Release
October 13, 2021

TCG BDC II, Inc. Announces Plan to Convert to a Perpetual, Non-Traded BDC Pending Stockholder Approval

Proposed Reduction to Incentive Fee and Hurdle Rate; Change in Basis for Management Fee Calculation

New York – TCG BDC II, Inc. (“TCG BDC II”) today announced its plan to seek stockholder approval to convert from a private, finite life business development company (“BDC”) to a private, perpetual BDC with an ongoing quarterly liquidity program and a new continuous private offering for shares of its common stock.  In connection with the proposed conversion, TCG BDC II is also proposing to amend its investment advisory agreement with Carlyle Global Credit Investment Management L.L.C.

“We believe converting to a private, perpetual life BDC at this time will provide our stockholders with several attractive benefits, including the ability to remain invested in a high-quality portfolio, a lower fee rate, and access to regular liquidity,” said Linda Pace, Chairwoman and Chief Executive Officer of TCG BDC II.  “We believe this transaction will deliver significant value for all of our stockholders.  Many of our stockholders have expressed a desire to remain invested with us, which this transaction will accomplish.  Meanwhile, for investors who might wish to seek liquidity, we believe this is an efficient path forward,” noted Ms. Pace.

Thomas Hennigan, Chief Financial Officer of TCG BDC II, said, “Our investment strategy and leverage profile will remain the same. We want to continue to deliver strong results for all our stockholders, and we believe a perpetual life vehicle, combined with the lower fee rate and enhanced liquidity features, provides an outstanding outcome and flexibility for all.”

Key Highlights of the Proposals:

•	Indefinitely extends TCG BDC II’s existing investment period and term to a perpetual structure.

•	TCG BDC II expects its Board of Directors to adopt an ongoing, regular quarterly liquidity program for stockholders, beginning in the second calendar quarter of 2022.

•
TCG BDC II expects that its stockholders will have access to additional liquidity through a special, one-time tender offer in the first quarter of 2022 for up to $100 million of the outstanding shares at a price per share equal to the net asset value per share.

•	In the second quarter of 2022, TCG BDC II intends to begin accepting new subscriptions for shares of its common stock to be issued in a continuous private offering to new and existing stockholders.

•	TCG BDC II’s investment advisory agreement would be amended to:

◦	Reduce the net investment income-based incentive fee rate to 12.5% from 15.0% and the hurdle rate to an annualized 5.0% from an annualized 7.0%;

◦	Reduce the capital gains incentive fee rate to 12.5% from 15.0%; and

◦	Maintain the current annual base management fee of 1.00% and amend the basis for the calculation of the base management fee from invested capital to adjusted net asset value.

•	TCG BDC II’s investment strategy will remain the same and it will remain a private, non-traded BDC.

TCG BDC II will hold a virtual special meeting of stockholders (the “Special Meeting”) to vote on the approval of the proposed conversion to a perpetual BDC and the proposed changes to TCG BDC II’s investment advisory agreement. TCG BDC II will file with the Securities and Exchange Commission (the “SEC”) and mail to stockholders a definitive proxy statement on Schedule 14A relating to the Special Meeting, which will include details of the proposals to be considered at the Special Meeting and the Board of Directors’ recommendation.

The proposed conversion and the changes to the investment advisory agreement were approved by the TCG BDC II’s Board of Directors, including its five independent directors, and the Board, including each of its independent directors, unanimously recommends that stockholders vote “FOR” each of the proposals to be considered at the Special Meeting, as detailed in TCG BDC II’s preliminary proxy statement on Schedule 14A filed with the SEC on October 13, 2021, and as will be detailed in the definitive proxy statement once available.

About TCG BDC II, Inc.

TCG BDC II is an externally managed specialty finance company focused on lending to middle-market companies. TCG BDC II is managed by Carlyle Global Credit Investment Management L.L.C., an SEC-registered investment adviser and a wholly owned subsidiary of The Carlyle Group Inc. Since its inception in November 2017 through to June 30, 2021, TCG BDC II has invested approximately $2.4 billion in aggregate principal amount of debt and equity investments prior to any subsequent exits or repayments. TCG BDC II’s investment objective is to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies. TCG BDC II, Inc. has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended.

Contacts:
Investors:	Media:
L. Allison Rudary	Brittany Berliner
+1-212-813-4756	+1-212-813-4839
allison.rudary@carlyle.com	brittany.berliner@carlyle.com

Forward-Looking Statements

This communication contains forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of certain proposed transactions by TCG BDC II, statements regarding the anticipated filings and approvals relating to the Special Meeting, and statements regarding the completion of certain other transactions. The use of words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions identify any such forward-looking statements. These forward-looking statements are not guarantees of future performance or events and are subject to various risks and uncertainties. Certain factors could cause actual results, conditions and events to differ materially from those projected or anticipated, including the uncertainties associated with (i) the timing or likelihood of the completion of the proposed transactions, (ii) the timing or likelihood of the commencement and/or completion of any tender offer, (iii) the percentage of TCG BDC II stockholders voting in favor of the stockholder proposals to be considered at the Special Meeting (the “Proposals”), (iv) the possibility that TCG BDC II may fail to obtain the requisite stockholder approval for one or more of the Proposals, (v) regulatory factors, (vi) and other factors enumerated in TCG BDC II’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of this communication. Neither TCG BDC II nor any of its affiliates undertake any obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing the views of TCG BDC II or any of its affiliates as of any date subsequent to the date of this communication. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future events and results may be materially different from expectations. All forward-looking statements included in this communication are qualified by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed transactions, including seeking to obtain TCG BDC II stockholder approval in connection with the Proposals, TCG BDC II plans to file a definitive proxy statement on Schedule 14A relating to the Special Meeting (the “Proxy Statement”) with the SEC and deliver it to TCG BDC II stockholders. The Proxy Statement will contain important information about TCG BDC II, any proposed transactions and related matters. This communication is not a substitute for the Proxy Statement or for any other document that TCG BDC II or another party may file with the SEC and send to TCG BDC II’s stockholders in connection with the proposed transactions. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF TCG BDC II ARE URGED TO READ THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TCG BDC II, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov.

Participants in the Solicitation

TCG BDC II, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management L.L.C. and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals and proposed transactions. Information about the directors and executive officers of TCG BDC II is set forth in its proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the TCG BDC II stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement. Nothing in this communication shall constitute an offer to sell, or a solicitation of an offer to buy, any securities and this communication should not be interpreted or construed as such. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information Regarding Tender Offers

This communication is for informational purposes only, is not a recommendation to buy or sell shares of common stock (“Shares”) of TCG BDC II, Inc. (the “Company”), and does not constitute an offer to buy or the solicitation of an offer to sell Shares. In addition, the tender offers referenced in this communication have not commenced. Any tender offer will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, a letter of transmittal and other related documents (collectively, “Tender Offer Materials”), which the relevant offeror expects to file with the Securities and Exchange Commission (the “SEC”) upon commencement of any such tender offer and will deliver to the Company’s stockholders. If applicable, in connection with any third-party tender offer, the Company will also file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (a “Schedule 14D-9”) with respect to any such tender offer and deliver it to its stockholders. Any Tender Offer Materials and/or Schedule 14D-9 will each contain important information about the Company, any other offeror, and the various terms of, and conditions to, any tender offer. This communication is not a substitute for any Tender Offer Materials and/or Schedule 14D-9 to which it pertains or for any other document that the Company or another party may file with the SEC and send to the Company’s stockholders in connection with any tender offer. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ANY TENDER OFFER MATERIALS AND/OR SCHEDULE 14D-9, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TENDER OFFER, INCLUDING THE VARIOUS TERMS THEREOF, AND CONDITIONS THERETO, AND RELATED MATTERS. Upon and after commencement of any tender offer, stockholders of the Company will be able to obtain a free copy of the Tender Offer Materials and/or Schedule 14D-9, and other related documents that the relevant offeror expects to file with the SEC, at the SEC’s website at www.sec.gov.

No tender offer will be made to holders of (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of such tender offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the any offer to purchase in a tender offer to be made by a licensed broker or dealer, such offer to purchase shall be deemed to be made on behalf of the offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the offeror.